UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

VAMPT AMERICA, INC.
(Name of Issuer)

Common Shares with a par value of $0.001
(Title of Class of Securities)

92049P 104
(CUSIP Number)

Vampt America, Inc.
2212 Queen Anne Avenue N.
Seattle, WA   98109
Tel: (800) 508-6149
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 7, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 92049P 104

(1)	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Ian Toews
(2)	Check the Appropriate Box if a Member of a Group: (a) ☐ (b) ☐
(3)	SEC Use Only
(4)	Source of Funds: SC
(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Ian Toews is a citizen of Canada
Number of Shares Beneficially Owned by Each Reporting Person with:	(7)	Sole Voting Power: 3,375,000 common shares
	(8)	Shared Voting Power: n/a
	(9)	Sole Dispositive Power: 3,375,000 common shares
	(10)	Shared Dispositive Power: n/a
(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 3,375,000 common shares
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
(13)	Percent of Class Represented by Amount in Row (11): 19.5% based on 17,287,502 common shares issued and outstanding as of July 10, 2012
(14)	Type of Reporting Person: IN

Item 1.     Security and Issuer

This Statement relates to common shares with a par value of $0.001 of Vampt America, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 2212 Queen Anne Avenue N., Seattle, Washington, 98109.

Item 2.     Identity and Background

(a)	Ian Toews.

(b)	187 Terrace Hill Court, Kelowna, British Columbia, Canada V1V 2T2.

(c)	Mr. Toews is a businessman. He is the Chief Executive Officer and a director of Vampt America, Inc. and the President, Chief Executive Officer, Secretary and a director of Vampt Beverage Corp.

(d)	Mr. Toews has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanours) during the last five years.

(e)
Mr. Toews has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Toews is a citizen of Canada.

Item 3.     Source and Amount of Funds or Other Considerations

Inventur Holdings Corp., a company over which Mr. Toews exercises voting control, acquired an aggregate of 3,375,000 shares of the Issuer’s common stock pursuant to the closing on May 7, 2012 of a merger under which Vampt Beverage USA, Corp. became our wholly-owned subsidiary, and we subsequently changed our name from Coronado Corp. to Vampt America, Inc. effective June 19, 2012.

Also pursuant to the merger, Mr. Toews acquired 100 Class A Preferred Shares, representing 100% of the issued and outstanding Series A Preferred Shares on May 7, 2012. Shares of Series A Preferred Stock carry no voting rights except that holders will have the power to appoint two directors to the board of directors of the Issuer until May 7, 2015. Holders thereof also have the right to receive 10% of the consideration tendered in the event of any take-over or buy-out of the Issuer.

Item 4.     Purpose of Transaction

Mr. Toews acquired the 100 Class A Preferred Shares and, indirectly through Inventur Holdings Corp., the 3,375,000 shares of the Issuer’s common stock for investment purposes and to effect a change in control.  Mr. Toews reserves the right to acquire additional securities of the Issuer, to dispose of such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities.

As of the date hereof, except as described above, Mr. Toews does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Certificate of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer

(a)
As of July 10, 2012, the aggregate number and percentage of common shares of the Issuer beneficially owned by Mr. Toews was 3,375,000 common shares, or approximately 19.5% of the Issuer’s common stock.  Mr. Toews also holds 100 shares of Series A Preferred Shares, representing 100% of this class.

(b)	Mr. Toews has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 3,375,000 shares of common stock of the Issuer.

(c)	Other than as described in Item 3 above, Mr. Toews has not effected any transaction in the shares of common stock of the Issuer in the past sixty days.

(d)	N/A

(e)	N/A

Item 6.     Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Reporting Persons and any other person with respect to any securities of the Issuer.

Item 7.     Material to Be Filed as Exhibits

A copy of the merger agreement and plan of merger dated May 7, 2012 is filed with as an exhibit to the Issuer’s Form 8-K filed on December 13, 2011.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 12, 2012

/s/ Ian Toews
Ian Toews

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